UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2022

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

NetNut Ltd. Filed Patent Infringement Complaint Against Bright Data Ltd.

On March 15, 2022, NetNut Ltd. (“NetNut”), a wholly owned subsidiary of Safe-T Group Ltd. (the “Company”), filed a complaint alleging infringement by Bright Data Ltd. (formerly Luminati Networks Ltd., herein “Bright Data”) of U.S. Patent No. 10,110,606, to which NetNut holds an exclusive license from the Company’s wholly owned subsidiary, Safe-T Data A.R Ltd., including all rights to seek and recover for any infringement thereof.

NetNut alleges that Bright Data’s operation of a worldwide network for residential proxies infringes on NetNut’s patent covering a “reverse access” mechanism. Bright Data’s infringement includes its applications and software development kits (SDKs), which are important components in its overall operations having revenues of (according to Bright Data) more than $100 million annually. The action was filed in the United States District Court, Eastern District of Texas, Marshal Division.

This report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138 and 333-258744) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629 and 333-253983) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: March 17, 2022

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